SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F ☐ Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐ No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 17, 2005 Shaw Communications Inc.

By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

Shaw Communications Inc. announces first quarter results

Calgary, Alberta, January 12, 2005— Shaw Communications Inc. today announced net income of $18.8 million or $0.04 per share for the quarter ended November 30, 2004 compared to net income of $20.0 million or $0.04 per share for the comparable period last year. Improvements from operating activities were more than offset by a fair value loss on a foreign currency forward contract. Total service revenue in the first quarter was $537.1 million, representing an increase of $34.7 million or 6.9% over the same quarter last year. Consolidated service operating income before amortization1 for the quarter increased 4.0% to $234.0 million. Cash flow from operations of $180.8 million grew 8.8% over the same period last year.

Customer growth in cable and Internet continued in the first quarter. Basic cable subscribers increased by 17,109, digital customers grew by 21,501 and Internet customers were up 47,748 to 1.07 million. This represents growth in the quarter of 4.0% and 4.7% for digital and Internet, respectively. Due in part to typical seasonal disconnects, DTH customers declined 3,068 in the quarter. At the end of December 2004, year-to-date DTH customer growth stood at 2,554.

Commenting on the results, Jim Shaw, Chief Executive Officer of Shaw, noted: “Overall customer growth in the quarter was better than expected and we are off to a strong start in fiscal 2005. The growth caused success-based capital expenditures to increase compared to last year. We have also accelerated certain capital expenditures to accommodate customer growth, and to advance the rollout of Digital Phone and other new products and services. As a result, we saw a temporary decline in free cash flow in the quarter largely due to the timing of these investments.”

On a consolidated basis, the Company achieved positive free cash flow1 of $26.9 million in the first quarter compared to $65.9 million last year. The decrease was primarily due to higher capital expenditures in both cable and Satellite.

Jim Shaw added, “We remain committed to free cash flow growth. After almost tripling free cash flow in fiscal 2004 compared to fiscal 2003, we announced in December that we expect free cash flow for fiscal 2005 will be consistent with the previous year, ranging from $270 — $285 million. This reflects our current focus on the customer, the capabilities of our network and the strength of product offerings, all of which are important immediate priorities that position us for enhanced growth in the future.”

Cable service revenue for the quarter was up 6.3% to $386.0 million (2003 — $363.2 million). This growth resulted from higher customer levels, rate increases and the impact of the Monarch cable systems acquisition in the third quarter of fiscal 2004. Service operating income before amortization of $193.6 million (2003 — $192.8 million) increased by 0.5% over the same period last year.

Satellite division quarterly service revenue of $151.1 million (2003 — $139.1 million) grew by approximately 8.6% over the same period in 2004, and service operating income before amortization was $40.4 million (2003 — $32.2 million). Both improvements were largely due to rate increases and customer growth in DTH in prior periods.

Jim Shaw commented, “Both divisions reported solid revenue growth compared to last year. As expected, the cable division experienced pressure on margins as we continue to focus on customer acquisition and retention, and make necessary investments to support customer growth and prepare for the launch of Digital Phone. Customer service, value and reliability are key differentiators in the competitive triple-play market. We are investing in those areas now, with bundling promotions, enhanced product offerings and customer support initiatives such as same-day/next-day service.”

During the quarter Shaw repurchased 915,400 of its Class B Non-Voting Shares for cancellation pursuant to the normal course issuer bid for $19.4 million ($21.17 per share). As announced in December, on February 1, 2005 Shaw will redeem its outstanding Series A US$142.5 million 8.45% Canadian Originated Preferred Securities (“Series A Preferred Securities”), listed on the New York Stock Exchange under the symbol SJR PrA. The redemption will result in a potential estimated economic benefit in excess of $25 million. This represents the foreign exchange benefit realized on the redemption of the unhedged par value of the Series A Preferred Securities, combined with the present value of the potential carrying charge savings over a ten-year term, net of breakage costs of $12.2 million. The breakage costs are in respect of a cross currency swap relating to certain Series A Preferred Security distributions. The redemption is being financed using Shaw’s existing revolving bank facility.

Mr. Shaw concluded, “We believe this will be another significant year in Shaw’s history. We started out in the cable business over thirty-five years ago and now have more than two million cable customers. Seven years ago we entered the Internet market and today we have the highest penetration rate in North America, with 50% of basic customers now subscribing to our Internet service. In fiscal 2005 we will enter another exciting phase of Shaw’s evolution as we launch our next growth opportunity — Digital Phone”.

This news release contains forward-looking statements, identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend” and “potential”. These statements are based on current conditions and assumptions and are not a guarantee of future events. Actual events could differ materially as a result of changes to Shaw’s plans and the impact of events, risks and uncertainties. For a discussion of these factors, refer to Shaw’s current annual information form, annual and quarterly reports to shareholders and other documents filed with regulatory authorities.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 3.0 million customers. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSX — SJR.NV.B, NYSE — SJR).

For further information, please contact:

Steve Wilson
Senior Vice President, Chief Financial Officer
Shaw Communications Inc.
403-750-4500

1	See definitions under Key Performance Drivers in Management’s Discussion and Analysis

Shaw Communications Inc.

SHAREHOLDERS’ REPORT
FIRST QUARTER ENDING NOVEMBER 30, 2004

SELECTED FINANCIAL HIGHLIGHTS
CONSOLIDATED RESULTS OF OPERATIONS
FIRST QUARTER ENDING NOVEMBER 30, 2004

	Three months ended November 30,
			Change
	2004	2003	%

($000’s Cdn, except per share amounts)
Operations:

Service revenue	537,050	502,372	6.9

Service operating income before amortization (1)	234,024	224,962	4.0

Cash flow from operations (2)	180,766	166,131	8.8

Net income	18,815	20,008	(6.0)

Per share data:

Earnings per share — basic and diluted (3)	$0.04	$0.04

Weighted average participating shares outstanding during period (000’s)	231,429	231,810

(1)	See definition under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Cash flow from operations is before changes in non-cash working capital as presented in the unaudited interim Consolidated Financial Statements.

(3)	After deducting entitlements on the equity instruments, net of income taxes, amounting to $9,350 or $0.04 per share [2003 — $9,655 or $0.04 per share].

QUARTERLY HIGHLIGHTS

•	Net income was $18.8 million for the quarter compared to $20.0 million for the same quarter last year. Improvements from operating activities were more than offset by a fair value loss on a foreign currency forward contract.

•	Earnings per share were $0.04 for the quarter consistent with last year.

•	Service revenue improved from $502.4 million in the first quarter of last year to $537.1 million this year, which represents a 6.9% increase.

•	Service operating income before amortization was up 4.0% to $234.0 million (2003 — $225.0 million).

•	Free cash flow[1] was $26.9 million for the quarter.

1	See definitions under Key Performance Drivers in Management’s Discussion and Analysis

Shaw Communications Inc.

•	The Company’s cable and Internet customer base continued to grow in the first quarter with increases of 17,109 for basic cable, 21,501 for digital, and 47,748 for Internet. Approximately 43.7% (2003 — 39.6%) of cable customers now subscribe to a bundled service.

•	Due in part to typical seasonal disconnects, Satellite customers declined 3,068 in the first quarter.

•	Quarterly dividends on the Class B Non-Voting Shares increased from $0.05 per share to $0.07 per share effective September 30, 2004. Going forward, we intend to pay dividends on a monthly basis.

•	Pursuant to the normal course issue bid, during the first quarter 915,400 Class B Non-Voting Shares were repurchased for $19.4 million ($21.17 per share).

First quarter subscriber growth was better than anticipated. The launch of Digital Phone will complete our triple-play bundle and give us a significant opportunity to further expand our customer base. In addition, we continue to enhance and strengthen our core product offerings and recently announced the addition of several new value-added services:

•	Shaw Secure, the Company’s comprehensive security package, included as part of our Internet services for all existing and future customers. It offers a complete computer security suite with anti-virus, firewall, parental control, spam control, pop-up blocker, and anti-spyware combined into a single, easy-to-use product.

•	Shaw Messenger, a complete online messaging service for all Shaw Internet customers. Messenger includes secure instant messaging, PC to PC voice/video calling, chat rooms, and application sharing features such as file sharing for photos and web pages.

•	The recent nationwide debut of Fox News and Bloomberg Television on Shaw Digital Cable and Star Choice satellite.

•	The new 24 hour HD movie channel from Movie Central available to Shaw Cable customers and Star Choice satellite Movie Central customers at no additional charge. Customers can enjoy a wide range of movies and the best selection of premium television programs and mini-series in full High Definition TV.

We also remain focused on the generation of free cash flow while still ensuring we invest in the future capabilities of our network. After almost tripling free cash flow in fiscal 2004 over fiscal 2003, we announced in December that free cash flow for fiscal 2005 will be consistent with the previous year, ranging from $270 — $285 million. This will be a significant accomplishment considering this year’s investments in Digital Phone, ongoing 860 Megahertz upgrades, increased success based activity and the purchase of Anik F2 transponders. Much of this capital activity will occur in the first half of the year reflected by this quarter’s increase in capital expenditures over the same quarter last year.

Shaw Communications Inc.

Finally, we are focused on the successful launch of our Digital Phone service. Key to this will be the delivery of a fully-featured, reliable telephone service coupled with outstanding customer support. In preparation for the Digital Phone launch, we are staffing-up and developing bundling promotions and service programs, such as same-day/next-day service. While investments such as these may result in near term pressure on margins, we believe that our focus on the customer, the capabilities of our network and the strength of our product offerings will position us for enhanced growth in the future.

JR Shaw	Jim Shaw
Executive Chair	Chief Executive Officer

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
NOVEMBER 30, 2004

January 6, 2005

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2004 Annual Report and the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements of the current quarter.

Consolidated Overview

Consolidated service revenue increased by 6.9% to $537.1 million in the first quarter compared to $502.4 million last year. Improved service revenue resulted from growth in the customer base, rate increases and the acquisition of the Monarch cable systems effective March 31, 2004. First quarter consolidated service operating income before amortization1 of $234.0 million increased by 4.0% over the same quarter last year due to revenue growth partly offset by increased costs in the cable division primarily incurred to support continued growth and in preparation for increased competition and the launch of Digital Phone. Accordingly the consolidated operating margin decreased to 43.6% from 44.8%.

Net income in the first quarter benefited from improved operating performance over the same quarter last year, reflected through increased service operating income before amortization of $9.1 million and decreased interest expense of $2.5 million. These improvements were more than offset by a fair value loss of $21.6 million on a certain foreign currency forward contract. As outlined in previous annual reports, the Company entered into a forward contract to purchase US dollars at 1.4078 Cdn. in respect of its US dollar denominated entitlements on equity instruments. Under Accounting Guideline 13, the forward contract does not qualify for hedge accounting. Accordingly, the entitlements are recorded through the deficit at spot rates while fair value adjustments on the related derivative are recorded in income. The impact of the foregoing and other changes to net income, which resulted in a decrease to net income of $1.2 million in the quarter, are outlined below:

1	See definitions under Key Performance Drivers in Management’s Discussion and Analysis

Shaw Communications Inc.

Three months ended
November 30, 2004

($millions Cdn)
Increased service operating income before amortization	9.1
Increased amortization of deferred IRU revenue	0.5
Increased amortization of deferred net equipment cost	(3.9)
Decreased amortization of deferred charges and property, plant and equipment	2.9
Decreased interest expense	2.5
Change in net other costs and revenue(1)	(15.6)
Decrease in income taxes	3.3

(1.2)

(1)	Net other costs and revenue include: foreign exchange gain on long-term debt, fair value loss on a foreign currency forward contract, debt retirement costs, and other gains as detailed in the unaudited interim Consolidated Statements of Income and Deficit.

Earnings per share were $0.04 for the quarter, which is consistent with last year.

Cash flow from operations before changes in non-cash working capital was $180.8 million in the first quarter compared to $166.1 million in the same period last year. The growth over the comparative quarter was primarily due to increased service operating income before amortization of $9.1 million, reduced interest expense of $2.5 million and decreased current income tax expense of $1.6 million.

On a consolidated basis, the Company achieved positive free cash flow1 of $26.9 million in the first quarter (2003 — $65.9 million). The decline compared to last year is primarily due to increased capital expenditures, particularly in the upgrades and enhancement and success-based categories. The satellite division generated negative free cash flow of $5.1 million compared to negative free cash flow of $10.5 million in the same quarter last year. Cable generated $32.0 million of positive free cash flow for the quarter compared to $76.4 million last year.

Update to critical accounting policies

In Management’s Discussion and Analysis (“MD&A”) included in the Company’s August 31, 2004 Annual Report, the Company discussed critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. Also described therein were a number of new accounting policies Shaw was required to adopt in 2005 as a result of recent changes in Canadian Accounting pronouncements. For a description of the changes in accounting policies, readers should refer to Note 1 of the unaudited interim Consolidated Financial Statements. The ensuing discussion provides additional information as to the date that Shaw was required to adopt the new standards, the methods of adoption permitted by the standards and the method chosen by Shaw and the effect on the financial statements as a result of adopting the new policy.

1	See definitions under Key Performance Drivers in Management’s Discussion and Analysis

Shaw Communications Inc.

Adoption of recent Canadian accounting pronouncements

     Asset Retirement Obligations

In the first quarter of 2005, the Company was required to retroactively adopt the new Canadian standard, Asset Retirement Obligations. The application of this standard had no significant impact on the financial position or results of operations of the Company.

     GAAP Hierarchy and General Standards of Financial Statement Presentation

In the first quarter of 2005, the Company was required to adopt the new CICA Handbook Sections 1100, “Generally Accepted Accounting Principles,” and 1400, “General Standards of Financial Statement Presentation”. The effect of any change in accounting policy made in adopting these sections only applies to events and transactions occurring after August 31, 2004 and to any outstanding related balances existing at the date of the change.

The application of these recommendations had no significant impact on the Company’s consolidated financial statements.

Key Performance Drivers

The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures disclosed by other Companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s financial performance and as an indicator of its ability to service debt. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.

The following contains a listing of the Company’s use of non-GAAP financial measures and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.

Service operating income before amortization

The Company utilizes this measurement as it is a widely accepted financial indicator of a company’s ability to service and/or incur debt. In respect of the calculation of consolidated service operating income before amortization, it is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Deficit. It is calculated as service revenue less operating, general and administrative expenses.

Shaw Communications Inc.

Free cash flow

The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders. Consolidated free cash flow is calculated as follows:

	Three months ended November 30,
	2004	2003

($000’s Cdn)
Cable free cash flow[1]	31,979	76,376
Combined satellite free cash flow[1]	(5,129)	(10,464)

Consolidated	26,850	65,912

(1)	The reconciliation of free cash flow for both cable and satellite is provided in the following segmented analysis.

CABLE

FINANCIAL HIGHLIGHTS

	Three months ended November 30,
			Change
	2004	2003	%

($000’s Cdn)
Service revenue (third party)	385,966	363,238	6.3

Service operating income before amortization (1)	193,646	192,771	0.5
Less:
Interest	43,228	44,001	(1.8)
Entitlements on equity instruments, net of current taxes	9,350	9,655	(3.2)
Cash taxes on net income	6,718	8,252	(18.6)

Cash flow before the following:	134,350	130,863	2.7

Capital expenditures and equipment costs (net):
New housing development	19,459	17,998	8.1
Success based	20,200	12,611	60.2
Upgrades and enhancement	45,138	17,727	154.6
Replacement	6,348	3,904	62.6
Buildings/other	11,226	2,247	399.6

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	102,371	54,487	87.9

Free cash flow (1)	31,979	76,376	(58.1)

Operating margin	50.2%	53.1%	(2.9)

(1)	See definitions under Key Performance Drivers in Management’s Discussion and Analysis.

OPERATING HIGHLIGHTS

•	Strong customer growth occurred during the first quarter with increases of 17,109 in basic, 21,501 in digital and 47,748 in Internet.

•	Effective November 26, 2004, Shaw introduced average rate increases of approximately $1 per month on most of its packages. The increases should generate additional revenue of approximately $2 million per month when fully implemented by February 2005.

Shaw Communications Inc.

Cable service revenue increased by 6.3% over the same period last year primarily as a result of customer growth, rate increases of $1 to $2 per month implemented in February, 2004 and the Monarch cable systems acquired effective March 31, 2004, which generated revenue of $5.8 million in the first quarter of fiscal 2005. Despite these factors, service operating income before amortization grew by only 0.5% over last year because of increased costs primarily incurred to support continued growth and in preparation for increased competition and the launch of Digital Phone.

Although service revenue grew by 1.7% over the fourth quarter of fiscal 2004 as a result of the higher customer base, service operating income before amortization decreased by 1.1%. This occurred because of higher costs, principally salaries and benefits, network fees and premises costs. It is anticipated that the ongoing emphasis on enhancing customer service, the requirement to make up-front investments in advance of the rollout of Digital Phone, and competitive factors will continue to exert pressure on margins. These factors have been anticipated and are in-line with the Company’s published guidance for fiscal 2005.

First quarter capital expenditures were $102.4 million, an increase of $47.9 million over the same period last year. Success-based expenditures grew by $7.6 million as a result of increased deployment of equipment, partially offset by lower costs which are in part due to the strengthening Canadian dollar. Upgrade and enhancement activity increased by $27.4 million due to upgrades to the distribution system, including $13.4 million directed towards the launch of Digital Phone. The majority of the $9.0 million increase in the buildings and other category was due to the completion of leasehold improvements at the new regional Vancouver office and the renewal of certain software licenses.

SUBSCRIBER STATISTICS

			Three months ended
	November 30,	August 31,		Change
	2004	2004	Growth	%

CABLE:
Basic service:
Actual	2,139,597	2,122,488	17,109	0.8
Penetration as % of homes passed	67.3%	67.2%
Digital terminals	676,016	640,975	35,041	5.5
Digital customers	562,036	540,535	21,501	4.0

INTERNET:
Connected and scheduled installations	1,068,686	1,020,938	47,748	4.7
Penetration as % of basic	49.9%	48.1%
Stand-alone Internet not included in basic cable	124,597	114,767	9,830	8.6

Shaw added 17,109 basic subscribers in the current quarter compared to 21,894 in the same quarter last year. In addition to the continued success of the basic and full cable service introductory offer to stand-alone Internet and other potential customers, customer growth has been enhanced as a result of strong economic activity in Alberta and British Columbia.

Shaw Communications Inc.

During the quarter, Shaw added 21,501 digital customers, compared to 15,652 in the first quarter of fiscal 2004. Growth has increased due in part to increased customer awareness of the digital viewing experience through word-of-mouth, media and advertising. Also, the availability of advanced set-top boxes incorporating high definition televisions signals (“HDTV”) and/or a personal video recorder (“PVR”) has also enabled Shaw customers to enhance their television viewing, and gives Shaw a competitive advantage over its telephone company competitors.

Internet customers grew by 47,748 during the first quarter compared to 48,040 in the same period last year, enabling Shaw to improve its industry-leading penetration to 49.9% of basic, an improvement of almost 5% over last year (2003 — 45.1%). First quarter growth was achieved through Shaw’s “back to school” marketing campaign as well as the continued migration of “dial-up” and other competitive services’ customers to Shaw’s Internet service. To further increase the value of its Internet services, effective December 2004, Shaw Secure and Shaw Messenger will be included as part of Shaw’s Internet services. Shaw Secure, the Company’s comprehensive security package, offers a complete computer security suite with anti-virus, firewall, parental control, spam control, pop-up blocker, and anti-spyware combined into a single, easy-to-use product. Shaw Messenger is a complete online messaging service and includes secure instant messaging, PC to PC voice/video calling, chat rooms, and application sharing features such as file sharing for photos and web pages.

At the end of the first quarter, approximately 43.7% of Shaw customers subscribed to bundled services compared to 39.6% at November 30, 2003. The attractiveness of the bundled packages is enhanced by Shaw’s ability to offer services such as VOD, HDTV and, in the near future, Digital Phone. Shaw’s bundling strategy has proven to be an effective customer retention tool for its digital and Internet customers as shown by churn rates in the table below.

	Three months ended November 30,
Churn (1)	2004	2003

Digital customers	3.4%	3.8%
Internet customers	3.5%	3.7%

(1)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period. It should be noted that seasonality and marketing programs could impact any comparison of quarterly churn on a sequential basis.

Shaw Communications Inc.

SATELLITE (DTH and Satellite Services)

FINANCIAL HIGHLIGHTS

	Three months ended November 30,
			Change
	2004	2003	%

($000s Cdn)
Service revenue (third party)
DTH (Star Choice)	131,563	119,150	10.4
Satellite Services	19,521	19,984	(2.3)

	151,084	139,134	8.6

Service operating income before amortization (1)
DTH	30,414	22,203	37.0
Satellite Services	9,964	9,988	(0.2)

	40,378	32,191	25.4
Less:
Interest (2)	10,398	12,136	(14.3)
Cash taxes on net income	123	175	(29.7)

Cash flow before the following:	29,857	19,880	50.2

Capital expenditures and equipment costs (net):
Success based (3)	25,568	29,735	(14.0)
Transponders and other	9,418	609	1,446.5

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	34,986	30,344	15.3

Free cash flow (1)	(5,129)	(10,464)	51.0

(1)	See definitions under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay prior outstanding Satellite debt and to fund accumulated cash deficits of Cancom and Star Choice.

(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

OPERATING HIGHLIGHTS

•	DTH customers declined by 3,068 in this quarter compared to a decrease of 956 in the same quarter last year. At the end of December 2004, fiscal year-to-date customer growth stood at 2,554 (December 2003 — 3,783).

Service revenue increased by 8.6% over the same quarter last year primarily as a result of the February 1, 2004 DTH monthly rate increase of $3.00 and subscriber growth. These factors enabled Satellite to improve service operating income before amortization by 25.4% over the comparable period last year.

Service revenue decreased marginally in comparison to the fourth quarter of 2004 as a result of certain rate reductions and customer losses in Satellite Services. This revenue reduction, along with higher network fees and marketing costs in DTH, were the main reasons for a decrease of 6.9% in service operating income before amortization from the fourth quarter of 2004.

Capital expenditures increased $4.6 million over the first quarter last year due to costs incurred on the launch of the Anik F2 satellite of $8.8 million which were partially offset by reduced success based capital of $4.2 million. Effective October 4, 2004 Star Choice began operating

Shaw Communications Inc.

with additional capacity on Telesat’s Anik F2 satellite, which has enabled the addition of three more HDTV channels to its service, bringing the total to nine. Star Choice has also introduced receivers which provide a more economical alternative for new customers or existing customers to expand Star Choice services in their homes. On-going development of the DTH service, combined with improvements in customer service implemented over the past two years, are anticipated to result in improved customer retention.

CUSTOMER STATISTICS

			Three months ended
	November 30,	August 31,		Change
	2004	2004	Growth	%

Star Choice customers (1)	824,835	827,903	(3,068)	(0.4)

(1)	Including seasonal customers who temporarily suspend their service.

	Three months ended November 30,
Churn (2)	2004	2003

Star Choice customers	5.3%	6.0%

(2)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.

Due in part to typical seasonal disconnects, DTH customers declined 3,068 in the first quarter. Customer churn has improved over last year, although it is higher than the fourth quarter of 2004, partially due to seasonal factors.

OTHER INCOME AND EXPENSE ITEMS:

Amortization

	Three months ended November 30,
			Change
	2004	2003	%

($000s Cdn)
Amortization revenue (expense) -
Deferred IRU revenue	3,636	3,083	17.9
Deferred equipment revenue	17,887	23,861	(25.0)
Deferred equipment cost	(56,405)	(58,483)	(3.6)
Deferred charges	(1,713)	(2,648)	(35.3)
Property, plant and equipment	(101,579)	(103,548)	(1.9)

Commencing in fiscal 2004, Star Choice reduced the selling price of DTH equipment in lieu of giving programming credits to new customers. This is the principal reason for the decrease in amortization of deferred equipment revenue in the current quarter. Amortization of deferred charges declined as a result of the repayment of the $250.0 million Cancom Structured Note and deferred marketing costs becoming fully amortized during 2004.

Shaw Communications Inc.

Interest

	Three months ended November 30,

			Change
	2004	2003	%

($000s Cdn)
Interest	53,626	56,137	(4.5)

Interest charges decreased over the same periods last year as a result of reduced consolidated debt levels.

Foreign exchange gain (loss) on unhedged and hedged long-term debt

Shaw records foreign exchange gains and losses on the translation of foreign denominated unhedged long-term debt, which at November 30, 2004 was comprised of US $47.2 million of bank loans. As a result of fluctuations of the Canadian dollar relative to the US dollar, the Company recorded a foreign exchange gain of $6.4 million in the quarter (2003 — $4.8 million).

As required by generally accepted accounting principles, the Company is required to translate long-term debt at period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting foreign exchange gains or losses on translating hedged long-term debt are included in deferred credits or deferred charges. As a result, the amount of hedged long-term debt that is reported under GAAP is often different than the amount at which the hedged debt would be settled under existing cross-currency interest rate agreements. As outlined in Note 3 to the unaudited interim Consolidated Financial Statements, if the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal) long-term debt would increase by $330.8 million (August 31, 2004 — $208.3 million) which represents the corresponding hedged amounts included in deferred credits.

Debt retirement costs

In November 2003, the Company incurred $2.4 million of debt retirement costs in connection with the issuance of $350 million of Senior unsecured notes at 7.5% and used the net proceeds to repay its $350 million credit facility due February 10, 2006. There were no such costs in the current quarter.

Fair value adjustment on a foreign currency forward contract

The Company’s extendible forward purchase contract which provides US funds required for the quarterly entitlement payments on the US denominated equity instruments, does not qualify for hedge accounting under Canadian GAAP. Accordingly, the carrying value of this financial instrument is adjusted to reflect the current market value which resulted in a pre-tax loss of $21.6 million in the quarter.

Shaw Communications Inc.

Other gains

This category consists mainly of realized and unrealized foreign exchange gains of $3.2 million (2003 — $0.9 million) on US dollar denominated current assets and liabilities. The increase is due to the strengthening of the Canadian dollar relative to the US dollar in the past year.

RISKS AND UNCERTAINTIES

There have been no material changes in any risks or uncertainties facing the Company since August 31, 2004.

FINANCIAL POSITION

Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2004.

Total assets at November 30, 2004 were $7.6 billion. This represents an increase of $11.7 million over August 31, 2004. Current assets increased by $2.9 million due to higher inventory levels of $4.5 million in preparation for the holiday season. Non-current assets grew by $8.7 million. This was partly attributable to the increase in investments and other assets due to the purchase of an additional 2.1 million shares of Canadian Hydro Developers, Inc. for $5.2 million.

Broadcast licenses decreased by $0.9 million due to the sale of the cable television advertising business, originally acquired as part of the purchase of the Monarch cable systems in 2004, to Corus Entertainment Inc., a company subject to common voting control, for cash during the first quarter. The transaction was reviewed by the Company’s Corporate Governance Committee, comprised of independent directors.

Current liabilities (excluding current portion of long-term debt) decreased by $33.3 million since August 31, 2004, primarily reflecting payments of accrued interest during the first quarter.

Total long-term debt decreased by $79.0 million as a result of a decrease of $128.9 million relating to the translation of US denominated debt, offset by net new borrowings (including $5.9 million in respect of the Burrard Landing partnership) of $50.0 million.

Deferred credits increased by $118.1 million primarily due to the increase in deferred foreign exchange translation gains on the translation of hedged US dollar denominated senior notes of $122.6 million, offset by amortization of prepaid IRU rental of $3.6 million. Other liabilities increased by $30.2 million primarily due to a fair value adjustment in respect of a foreign currency forward contract which is not accounted for as a hedge.

Share capital decreased by $8.9 million due to the repurchase of 915,400 Class B Non-Voting Shares for cancellation for $19.4 million in the first quarter. The balance of the cost of the shares repurchased was charged to the deficit. As of the date of Management’s Discussion and Analysis, there were no subsequent changes in share capital other than the repurchase of 19,200 Class B Non-Voting Shares for cancellation at an average price of $20.54.

Shaw Communications Inc.

LIQUIDITY AND CAPITAL RESOURCES

Shaw generated $26.9 million of free cash flow in the first quarter which, combined with the increase in bank loans and bank indebtedness of $63.5 million, was used to purchase $19.4 million of Class B Non-Voting Shares for cancellation, pay common share dividends of $16.2 million and finance the increase in working capital of $53.2 million and other items of $1.6 million.

Shaw received approval from the Toronto Stock Exchange (“TSX”) to renew its normal course issuer bid which authorizes Shaw to purchase up to 10,900,000 of its Class B Non-Voting Shares for the period November 6, 2004 to November 7, 2005, representing approximately 5% of the issued and outstanding Class B Non-Voting Shares. The purchase and cancellation of outstanding Class B Non-Voting Shares under the bid may represent an opportunity to provide capital appreciation and market stability for the benefit of Shaw’s shareholders. Pursuant to the normal course issuer bid, during the quarter Shaw repurchased 915,400 of its Class B Non-Voting Shares for cancellation for $19.4 million.

On December 16, 2004 the Company announced the redemption of its outstanding Series A US $142.5 million 8.45% Canadian Originated Preferred Securities (“Series A COPrS”) on February 1, 2005. The Company believes that the redemption is prudent given the current interest and foreign exchange rate environments. The potential estimated economic benefit is approximately $25 million, representing the foreign exchange benefit realized on the redemption of the unhedged par value of the securities and the potential carrying charge savings over a term of ten years, net of a $12.2 million cost to break a cross-currency swap relating to the dividend payments on the securities. The redemption is to be financed using Shaw’s existing revolving bank facility. Shaw has entered into a forward contract to purchase the US funds required at the redemption date at an exchange rate of $1.2091 Canadian.

At November 30, 2004, Shaw had access to $780 million of available credit facilities based on existing bank covenants. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year, including the redemption of the Series A COPrS and the repayment of the $275 million 7.05% Notes due April 11, 2005. On a longer-term basis, Shaw expects to generate adequate free cash flow and to have sufficient borrowing capacity to finance foreseeable future business plans and refinance maturing debt.

CASH FLOW

Operating Activities

	Three months ended November 30,
	2004	2003	%

($000s Cdn)
Cash flow from operations	180,766	166,131	8.8
Net decrease (increase) in non-cash working capital balances related to operations	(53,198)	(20,691)	(157.1)

	127,568	145,440	(12.3)

Shaw Communications Inc.

Cash flow from operations increased over comparative periods as a result of growth in service operating income before amortization and due to decreased interest and current income tax expenses. Over half of the quarter-over-quarter decrease in the net change in non-cash working capital balances of $32.5 million is due to the timing of bonus payments. The bonuses in respect of the 2004 fiscal year were paid in the first quarter of the current year whereas the bonuses for the 2003 fiscal year were paid in the fourth quarter of that same year. The remaining change is mainly in respect of timing in payments for prepaid interest and contract maintenance expenses.

Investing Activities

	Three months ended November 30,
	2004	2003	Decrease

($000s Cdn)
Cash flow used in investing activities	(150,437)	(107,560)	(42,877)

The cash used in investing activities was $42.9 million higher in the current quarter primarily due to higher capital expenditures.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended November 30,
	2004	2003

(In $millions Cdn)
Repayment of $350 million credit facility	—	(350.0)
Proceeds on $350 million Senior notes	—	350.0
Bank loans and bank indebtedness — net borrowings (repayments)	63.6	(4.3)
Purchase of Class B Non-Voting Shares for cancellation	(19.4)	(21.8)
Dividends and equity entitlements	(27.2)	(17.5)
Debt retirement costs	—	(1.0)
Proceeds on prepayment of IRU	—	2.9
Increase in Partnership bank loans	5.9	4.3

	22.9	(37.4)

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements included and incorporated by reference herein constitute forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, intend”, “target”, “guideline”, “goal”, and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties, including, but not limited to, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates

Shaw Communications Inc.

and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, our actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in our expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors emerge from time to time, and it is not possible for the Company to predict what factors will arise or when they may arise. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Shaw Communications Inc.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	November 30,	August 31,
[thousands of Canadian dollars]	2004	2004

ASSETS
Current
Accounts receivable	117,073	119,519
Inventories	47,429	42,973
Prepaids and other	17,894	16,975

	182,396	179,467
Investments and other assets	49,160	43,965
Property, plant and equipment	2,295,336	2,292,340
Deferred charges	268,911	267,439
Intangibles
Broadcast licenses	4,684,647	4,685,582
Goodwill	88,111	88,111

	7,568,561	7,556,904

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness	23,760	4,317
Accounts payable and accrued liabilities	361,074	410,037
Income taxes payable	4,938	5,563
Unearned revenue	92,944	96,095
Current portion of long-term debt [note 3]	358,094	343,097

	840,810	859,109
Long-term debt [note 3]	2,213,605	2,307,583
Other long-term liabilities [note 9]	47,153	16,933
Deferred credits	1,017,034	898,980
Future income taxes	984,958	982,281

	5,103,560	5,064,886

Shareholders’ equity
Share capital [note 4]	2,851,486	2,860,356
Contributed surplus	665	412
Deficit	(387,522)	(369,194)
Cumulative translation adjustment	372	444

	2,465,001	2,492,018

	7,568,561	7,556,904

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

(Unaudited)

	Three months ended November 30,
[thousands of Canadian dollars except per share amounts]	2004	2003

		(Restated - note 1)
Service revenue [note 2]	537,050	502,372
Operating, general and administrative expenses	303,026	277,410

Service operating income before amortization [note 2]	234,024	224,962
Amortization:
Deferred IRU revenue	3,636	3,083
Deferred equipment revenue	17,887	23,861
Deferred equipment cost	(56,405)	(58,483)
Deferred charges	(1,713)	(2,648)
Property, plant and equipment	(101,579)	(103,548)

Operating income	95,850	87,227
Interest on long-term debt	(53,626)	(56,137)

	42,224	31,090
Foreign exchange gain on long-term debt	6,385	4,832
Fair value loss on a foreign currency forward contract	(21,600)	—
Debt retirement costs	—	(2,428)
Other gains	3,608	1,601

Income before income taxes	30,617	35,095
Income tax expense	11,826	15,168

Income before the following	18,791	19,927
Equity income on investees	24	81

Net income	18,815	20,008
Deficit beginning of period as previously reported	(369,194)	(340,294)
Adjustment for change in accounting policy for revenue recognition [note 1]	—	3,599

Deficit, beginning of period restated	(369,194)	(336,695)
Reduction on Class B Non-Voting Shares purchased for cancellation	(10,504)	(11,366)
Amortization of opening fair value loss on a foreign currency forward contract	(1,100)	—
Dividends -
Class A and Class B Non-Voting Shares	(16,189)	(6,956)
Equity instruments (net of income taxes)	(9,350)	(9,655)

Deficit, end of period	(387,522)	(344,664)

Earnings per share [note 5]
Basic and diluted	$0.04	$0.04

[thousands of shares]
Weighted average participating shares outstanding during period	231,429	231,810
Participating shares outstanding, end of period	230,554	230,763

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three months ended November 30,
[thousands of Canadian dollars]	2004	2003

		(Restated - note 1)
OPERATING ACTIVITIES [note 6]
Cash flow from operations	180,766	166,131
Net decrease (increase) in non-cash working capital balances related to operations	(53,198)	(20,691)

	127,568	145,440

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(101,988)	(58,238)
Additions to equipment costs (net) [note 2]	(39,596)	(34,862)
Net addition to inventories	(4,456)	(7,830)
Cable system acquisition	—	(145)
Proceeds on sale of investments and other assets	1,051	307
Cost to terminate IRU	(283)	—
Acquisition of investments	(5,165)	—
Additions to deferred charges	—	(6,792)

	(150,437)	(107,560)

FINANCING ACTIVITIES
Increase in bank indebtedness	19,443	—
Increase in long-term debt	65,399	402,260
Long-term debt repayments	(15,440)	(402,236)
Debt retirement costs	—	(969)
Proceeds on pre-payment of IRU	—	2,850
Purchase of Class B Non-Voting Shares for cancellation	(19,374)	(21,817)
Dividends paid -
Class A and Class B Non-Voting Shares	(16,189)	(6,956)
Equity instruments, net of current taxes	(10,963)	(10,538)

	22,876	(37,406)

Effect of currency translation on cash balances and cash flows	(7)	(14)

Increase in cash	—	460
Cash, beginning of the period	—	20,753

Cash, end of the period	—	21,213

Cash includes cash and term deposits

See accompanying notes

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2004.

The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

Adoption of recent Canadian accounting pronouncements

     Asset Retirement Obligations

In the first quarter of 2005, the Company retroactively adopted the new Canadian standard, Asset Retirement Obligations, which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. This new standard applies to obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard requires the recognition of all legal obligations associated with the retirement, whether by sale, abandonment, recycling or other disposal of an asset. The application of this standard had no significant impact on the unaudited interim Consolidated Financial Statements of the Company.

     GAAP Hierarchy and General Standards of Financial Statement Presentation

In the first quarter of 2005 the Company adopted the new CICA Handbook Sections 1100, “Generally Accepted Accounting Principles,” and 1400, “General Standards of Financial Statement Presentation”. Section 1100 describes what constitutes Canadian Generally Accepted Accounting Principles (“GAAP”) and its sources and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles, thereby re-codifying the Canadian GAAP hierarchy. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP. The application of these recommendations had no significant impact on the Company’s unaudited interim Consolidated Financial Statements.

Restatement for change in accounting policy for revenue recognition

As previously disclosed, the Company retroactively adopted with restatement beginning March 1, 2004, the accounting pronouncement for “Revenue Arrangements with Multiple Deliverables”. Accordingly, the figures for the comparative quarter have been restated.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

2. BUSINESS SEGMENT INFORMATION

The Company provides cable television services, high-speed Internet access and Internet infrastructure services (Big Pipe) (“Cable”); DTH (Star Choice) satellite services; and, satellite distribution services (“Satellite Services”). All of these operations are located in Canada. Information on operations by segment is as follows:

Operating information

	Three months ended November 30,
	2004	2003
	$	$

Service revenue
Cable	386,681	363,842
DTH	132,666	120,362
Satellite Services	21,876	23,484
Inter segment -	541,223	507,688
Cable	(715)	(604)
DTH	(1,103)	(1,212)
Satellite Services	(2,355)	(3,500)

	537,050	502,372

Service operating income before amortization
Cable	193,646	192,771
DTH	30,414	22,203
Satellite Services	9,964	9,988

	234,024	224,962

Interest on long-term debt (1)
Cable	43,228	44,001
DTH and Satellite Services	10,398	12,136

	53,626	56,137

Cash taxes (1)
Cable	6,718	8,252
DTH and Satellite Services	123	175

	6,841	8,427

(1)	The Company reports interest and cash taxes on a segmented basis for Cable and combined Satellite only. It does not report interest and cash taxes on a segmented basis for DTH and Satellite Services.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

     Capital expenditures

	Three months ended November 30,
	2004	2003
	$	$

Capital expenditures accrual basis
Cable	78,313	39,260
Corporate	10,429	6,504

Sub-total Cable including corporate	88,742	45,764
Satellite	9,019	4,205

	97,761	49,969

Equipment costs (net of revenue received)
Cable	13,629	8,723
Satellite	25,967	26,139

	39,596	34,862

Capital expenditures and equipment costs (net)
Cable	102,371	54,487
Satellite	34,986	30,344

	137,357	84,831

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	101,988	58,238
Additions to equipment costs (net)	39,596	34,862

Total of capital expenditures and equipment subsidies per Consolidated Statement of Cash Flows	141,584	93,100
Decrease (increase) in working capital related to capital expenditures	2,857	(3,034)
Less: Partnership capital expenditures (1)	(5,899)	(4,259)
Less: IRU prepayments (2)	(366)	(154)
Less: Satellite equipment profit (3)	(819)	(822)

Total capital expenditures and equipment subsidies reported by segments	137,357	84,831

(1)	Consolidated capital expenditures include the Company’s 38.3% proportionate share of the Burrard Landing Lot 2 Holdings Partnership (“Partnership”) capital expenditures which the Company is required to proportionately consolidate (see Note 1 to the Company’s 2004 Consolidated Financial Statements). As the Partnership is financed by its own credit facility with limited recourse to the Company, the Partnership’s capital expenditures are subtracted from the calculation of segmented capital expenditures and equipment subsidies.

(2)	Prepayments on indefeasible rights to use (“IRUs”) certain specifically identified fibres in amounts not exceeding the costs to build the fiber subject to the IRUs are subtracted from the calculation of segmented capital expenditures and equipment subsidies.

(3)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment subsidies as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

Assets

	November 30, 2004
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	5,840,071	916,180	558,825	7,315,076

Corporate assets				253,485

Total assets				7,568,561

	August 31, 2004
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	5,842,338	926,478	558,402	7,327,218

Corporate assets				229,686

Total assets				7,556,904

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

3. LONG-TERM DEBT

		November 30, 2004			August 31, 2004
		Translated			Translated
	Effective	at period			at year
	interest	end	Adjustment	Translated	end	Adjustment for	Translated
	rates	exchange	for hedged	at hedged	exchange	hedged	at hedged
	%	rate	debt(1)	rate	rate	debt(1)	rate

		$	$	$	$	$	$
Corporate

	Fixed and
Bank loans (2)	variable	333,108	—	333,108	295,433	—	295,433
Senior notes-
Due April 11, 2005	7.05	275,000	—	275,000	275,000	—	275,000
Due October 17, 2007	7.40	296,760	—	296,760	296,760	—	296,760
US $440,000 due April 11, 2010	7.88	521,840	120,780	642,620	577,720	64,900	642,620
US $225,000 due April 6, 2011	7.68	266,850	88,988	355,838	295,425	60,413	355,838
US $300,000 due December 15, 2011	7.61	355,800	121,050	476,850	393,900	82,950	476,850
Due November 20, 2013	7.50	350,000	—	350,000	350,000	—	350,000

		2,399,358	330,818	2,730,176	2,484,238	208,263	2,692,501

Other subsidiaries and entities

Videon CableSystems Inc. 8.15% Senior Debentures Series “A” due April 26, 2010	7.63	130,000	—	130,000	130,000	—	130,000
Burrard Landing Lot 2 Holdings Partnership (3)	variable	42,341	—	42,341	36,442	—	36,442

		172,341	—	172,341	166,442	—	166,442

Total consolidated debt		2,571,699	330,818	2,902,517	2,650,680	208,263	2,858,943
Less current portion (4)		358,094	—	358,094	343,097	—	343,097

		2,213,605	330,818	2,544,423	2,307,583	208,263	2,515,846

(1)	As required by GAAP, foreign denominated long-term debt is to be translated at the period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting exchange gains and losses on translating hedged long-term debt are included in deferred charges or deferred credits. If the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal), long-term debt would increase by $330,818 (August 31, 2004 - $208,263) representing a corresponding amount in deferred credits. The hedged rates on the Senior notes of US $440,000, US $225,000 and US $300,000 are 1.4605, 1.5815 and 1.5895, respectively.

(2)	Availabilities under banking facilities are as follows at November 30, 2004:

		Bank loans (a)			Operating
	Total	Revolving (b)	Term (c)	Sub-total	credit facilities (a)
	$	$	$	$	$

Total facilities	1,138,108	910,000	168,108	1,078,108	60,000
Amount drawn (excluding letters of credit of $1,231)	356,868	165,000	168,108	333,108	23,760

	781,240	745,000	—	745,000	36,240

(a)	Bank loans represent liabilities classified as long-term debt. Operating credit facilities are for terms less than one year and accordingly are classified as bank indebtedness.

(b)	The revolving credit facility is due April 30, 2009 and is unsecured and ranks pari passu with the senior secured notes.

(c)	The term facilities are repayable in increasing semi-annual installments in April and October of each year until fully repaid on April 30, 2007.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

(3)	The facilities have been extended until June 30, 2005.

(4)	Current portion of long-term debt includes the current portion of the term facilities, the $275,000 Senior Notes and the Burrard Landing Lot 2 Holdings Partnership Loan.

4. SHARE CAPITAL

Issued and outstanding

			November 30,	August 31,
			2004	2004

Number of Securities			$	$
November 30,	August 31,
2004	2004

11,359,932	11,359,932	Class A Shares	2,490	2,490
219,193,972	220,109,372	Class B Non-Voting Shares	2,124,073	2,132,943

230,553,904	231,469,304		2,126,563	2,135,433

		EQUITY INSTRUMENTS COPrS -
5,700,000	5,700,000	8.45% Series A US $142.5 million due Sept. 30, 2046	192,871	192,871
100,000	100,000	8.54% Series B Cdn $100 million due Sept. 30, 2027	98,467	98,467
6,900,000	6,900,000	8.50% Series US $172.5 million due Sept. 30, 2097	252,525	252,525
6,000,000	6,000,000	8.875% Series Cdn $150 million due Sept. 28, 2049	147,202	147,202

			691,065	691,065

		Zero Coupon Loan — US $22.8 million	33,858	33,858

			2,851,486	2,860,356

Purchase of shares for cancellation

During the quarter the Company purchased 915,400 Class B Non-Voting Shares for cancellation for $19,374 of which $8,870 reduced the stated capital of the Class B Non-Voting Shares and $10,504 increased the deficit.

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Twenty-five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than their fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under this plan and the warrant plan described below may not exceed 16,000,000.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

The changes in options for the quarter ended November 30, 2004 are as follows:

		Weighted average
		exercise price
	Shares	$

Outstanding at August 31, 2004	7,847,000	32.55
Granted	455,750	32.62
Forfeited	(326,000)	31.74

Outstanding at November 30, 2004	7,976,750	32.59

The following table summarizes information about the options outstanding at November 30, 2004:

	Number	Weighted average		Number exercisable
	outstanding at	remaining	Weighted average	at November 30,	Weighted average
Range of prices	November 30, 2004	contractual life	exercise price	2004	exercise price

$17.37	10,000	8.9	17.37	2,500	17.37
$29.70 - $34.70	7,966,750	6.9	32.59	5,016,250	32.58

For all common share options granted to employees up to August 2003, had the Company determined compensation costs based on the fair values at grant dates of the common share options consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net income and earnings per share would have been reported as the proforma amounts indicated below:

	Three months ended November 30,
	2004	2003

Net income for the period	18,815	20,008
Pro forma income for the period	17,372	15,834
Pro forma earnings per share	0.03	0.03

The weighted average estimated fair value at the date of the grant for common share options granted was $2.23 per option (2003 — $1.48 per option) for the quarter. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended November 30,
	2004	2003

Dividend yield	1.37%	0.69%
Risk-free interest rate	3.80%	3.81%
Expected life of options	4 years	4 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	39.7%	37.3%

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

Other stock options

In conjunction with the acquisition of Cancom, holders of Cancom options elected to receive 0.9 of a Shaw Class B Non-Voting Share in lieu of one Cancom share which would have been received upon the exercise of an option under the Cancom plan.

At November 30, 2004, there were 68,002 Cancom options outstanding with exercise prices between $7.75 and $23.25 and a weighted average price of $12.37. The weighted average remaining contractual life of the Cancom options is 2.8 years. At November 30, 2004, 68,002 Cancom options were exercisable into 61,202 Class B Non-Voting Shares of the Company at a weighted average price of $13.74 per Class B Non-Voting Share.

Warrants

Prior to the Company’s acquisition and consolidation of Cancom effective July 1, 2000, Cancom and its subsidiary Star Choice had established a plan to grant warrants to acquire Cancom common shares at a price of $22.50 per share to distributors and dealers. The Company provided for this obligation (using $25 per equivalent Shaw Class B Non-Voting Share) in assigning fair values to the assets and liabilities in the purchase equation on consolidation based on the market price of the Shaw Class B Non-Voting Shares at that time. Accordingly, the issue of the warrants under the plan had no impact on the earnings of the Company.

A total of 248,205 warrants remain outstanding under the plan and vest evenly over a four year period. The weighted average remaining contractual life of the warrants at November 30, 2004 is 0.9 years. At November 30, 2004, 244,005 of these warrants had vested.

5. EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended November 30,
	2004	2003
	$	$

Net income	18,815	20,008
Equity entitlements, net of income tax	(9,350)	(9,655)

	9,465	10,353

Earnings per share — basic and diluted	0.04	0.04

Weighted average number of Class A and B Non-Voting Shares used as denominator in above calculations (thousands of shares)	231,429	231,810

Class B Non-Voting Shares issuable under the terms of the Company’s stock option plans are anti-dilutive (increase earnings per share) and are therefore not included in calculating diluted earnings per share.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

6. STATEMENTS OF CASH FLOWS

Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i) Cash flow from operations

	Three months ended November 30,
	2004	2003
	$	$

Net income	18,815	20,008
Non-cash items:
Amortization -
Deferred IRU revenue	(3,636)	(3,083)
Deferred equipment revenue	(17,887)	(23,861)
Deferred equipment cost	56,405	58,483
Deferred charges	1,713	2,648
Property, plant and equipment	101,579	103,548
Future income tax expense	4,985	6,741
Foreign exchange gain on unhedged long-term debt	(6,385)	(4,832)
Equity income on investees	(24)	(81)
Debt retirement costs	—	2,428
Fair value loss on a foreign currency forward contract	21,600	—
Stock option expense	253	26
Defined benefit pension plan	2,020	3,453
Other	1,328	653

Cash flow from operations	180,766	166,131

(ii) Changes in non-cash working capital balances related to operations include the following:

	Three months ended November 30,
	2004	2003
	$	$

Accounts receivable	2,384	1,159
Prepaids and other	(919)	8,424
Accounts payable and accrued liabilities	(50,462)	(27,501)
Income taxes payable	(1,050)	1,164
Unearned revenue	(3,151)	(3,937)

	(53,198)	(20,691)

(iii)   Interest and income taxes paid and classified as operating activities are as follows:

	Three months ended November 30,
	2004	2003
	$	$

Interest	84,032	76,061
Income taxes	1,893	811

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

7. UNITED STATES ACCOUNTING PRINCIPLES

The unaudited interim Consolidated Financial Statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The following adjustments and disclosures would be required in order to present these unaudited interim Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States (“US GAAP”).

	Three months ended November 30,
	2004	2003
	$	$

Net income using Canadian GAAP	18,815	20,008
Add (deduct) adjustments for:
Deferred charges (2)	66	(4,809)
Foreign exchange gains (3)	40,006	27,278
Entitlement on equity instruments (8)	(15,581)	(15,572)
Fair value loss on a foreign currency forward contract (9)	(6,600)	—
Income tax effect of adjustments	706	2,738

Net income using US GAAP	37,412	29,643

Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(72)	(36)
Unrealized gains on available-for-sale securities, net of tax (7)
Unrealized holding gains arising during the period	5,019	1,186

	4,947	1,150
Adjustment to fair value of derivatives (9)	(150,082)	(77,209)
Foreign exchange gains on hedged long-term debt (10)	100,801	68,527

	(44,334)	(7,532)

Comprehensive income (loss) using US GAAP	(6,922)	22,111

Net income per share using US GAAP	0.16	0.13
Comprehensive income (loss) per share using US GAAP	(0.03)	0.10

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

Balance sheet items using US GAAP

	November 30,		August 31,
	2004		2004
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Investments and other assets (7)	49,160	81,395	43,965	72,998
Deferred charges (2) (10) (11) (12)	268,911	145,537	267,439	147,353
Broadcast licenses (1) (5) (6)	4,684,647	4,659,413	4,685,582	4,660,348
Deferred credits (10) (11)	1,017,034	670,663	898,980	674,718
Other long-term liabilities (9) (12)	47,153	513,959	16,933	301,505
Future income taxes	984,958	944,118	982,281	943,531
Long-term debt (8)	2,213,605	2,864,277	2,307,583	3,037,603
Shareholders’ equity	2,465,001	1,618,361	2,492,018	1,660,593

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	November 30,	August 31,
	2004	2004
	$	$

Shareholders’ equity using Canadian GAAP	2,465,001	2,492,018
Amortization of intangible assets (1)	(124,179)	(124,179)
Deferred charges (2)	(35,725)	(35,817)
Equity in loss of investees (4)	(35,710)	(35,710)
Gain on sale of subsidiary (5)	15,309	15,309
Gain on sale of cable television systems (6)	47,745	47,745
Equity instruments (3) (8)	(653,280)	(688,520)
Derivative not accounted for as a hedge (9)	(3,900)	—
Accumulated other comprehensive loss	(56,528)	(9,809)
Cumulative translation adjustment	(372)	(444)

Shareholders’ equity using US GAAP	1,618,361	1,660,593

Included in shareholders’ equity is accumulated other comprehensive income (loss), which refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income (loss) but are excluded from income (loss) as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. The Company’s accumulated other comprehensive income (loss) is comprised of the following:

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

	November 30,	August 31,
	2004	2004
	$	$

Accumulated other comprehensive income (loss)
Unrealized foreign exchange gain on translation of self-sustaining foreign operations	372	444
Unrealized gains on investments (7)	26,514	23,880
Fair value of derivatives (9)	(349,704)	(199,622)
Foreign exchange gains (losses) on hedged long-term debt (10)	272,097	171,296
Minimum liability for pension plan (12)	(5,807)	(5,807)

	(56,528)	(9,809)

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the unaudited interim Consolidated Financial Statements are as follows:

(1)	Amortization of intangibles prior to September 1, 2001 is required on a straight-line basis for US GAAP purposes, instead of an increasing charge method.

(2)	US GAAP requires all costs associated with launch and start-up activities and the excess of equipment cost deferrals over equipment revenue deferrals to be expensed as incurred instead of being deferred and amortized.

(3)	US GAAP requires exchange gains (losses) on translation of equity instruments treated as debt as described in item 8 below, to be included in income or expense.

(4)	Equity in loss of investees have been adjusted to reflect US GAAP.

(5)	Gain on a sale of a subsidiary that was not permitted to be recognized under Canadian GAAP was required to be recognized under US GAAP.

(6)	Gain on an exchange of cable systems was required to be recorded under US GAAP but may not be recorded under Canadian GAAP.

(7)	US GAAP requires equity securities included in investments to be carried at fair value rather than cost as required by Canadian GAAP.

(8)	US GAAP treats equity instruments classified as equity under Canadian GAAP as debt and the related interest as an expense rather than a dividend.

(9)	Under US GAAP, all derivatives are recognized in the balance sheet at fair value with gains and losses recorded in income or comprehensive income (loss).

(10)	Foreign exchange gains (losses) on translation of hedged long-term debt are deferred under Canadian GAAP but included in comprehensive income (loss) for US GAAP.

(11)	US GAAP requires subscriber connection revenue and related costs to be recognized immediately instead of being deferred and amortized.

(12)	The Company’s unfunded non-contributory defined benefit pension plan for certain of its senior executives had an accumulated benefit obligation of $52,507 as at August 31, 2004. Under US GAAP, an additional minimum liability is to be recorded for the difference between the accumulated benefit obligation and the accrued pension liability. The additional liability is offset in deferred charges up to an amount not exceeding the unamortized past service costs. The remaining difference is recognized in other comprehensive income (loss), net of tax. Under Canadian GAAP, the accumulated benefit obligation and additional minimum liability are not recognized.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2004 and 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

8. PENSION PLAN

The total benefit costs expensed under the Company’s defined benefit pension for the three months ended November 30, 2004 were $2,311 (2003 — $3,744).

9. OTHER LONG-TERM LIABILITIES

Other long-term liabilities include the long-term portion of the Company’s defined benefit pension plan of $18,953 (August 31, 2004 — $16,933) and a foreign currency forward contract liability of $28,200.

10. SUBSEQUENT EVENT

On December 16, 2004, the Company announced the redemption of its outstanding US$142,500 8.45% COPrS on February 1, 2005. In conjunction with the redemption, the Company will incur costs of $12,200 to unwind and cancel a foreign currency forward contract in respect of dividend payments on the COPrS. The Company has entered into a forward contract to purchase the US funds required to affect the redemption at an exchange rate of $1.2091 Canadian or $172,291. The forward contract is not eligible for hedge accounting, therefore it must be fair valued and any resulting gains or losses will be recorded in income. The difference between the historic cost of the US $142,500 8.45% COPrS of $192,871 and the value of the COPrS translated at the spot rate on February 1, 2005, net of tax, will be recorded as a reduction of the deficit.